SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 21, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on August 21, 2007 on the Hong Kong Stock Exchange’s website at http://main.ednews.hk/listedco/listconews/search/search_active_main.asp with respect to the unaudited consolidated interim results of the Company and its subsidiaries for the six months ended June 31, 2007, together with the comparative figures for the corresponding period of 2006. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: August 21, 2007

2007 INTERIM RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the unaudited consolidated interim results of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2007, together with the comparative figures for the corresponding period of 2006 as follows:

FINANCIAL RESULTS

A. Prepared in accordance with International Financial Reporting Standards (“IFRSs”)

CONSOLIDATED INCOME STATEMENT
for the six months ended 30 June 2007 - unaudited
(Expressed in Renminbi)
		Six months ended 30 June
		2007	2006
	Note	RMB million	RMB million

Operating revenue
Traffic revenue		24,086	20,223
Other operating revenue		470	381

Total operating revenue	3	24,556	20,604

Operating expenses
Flight operations		13,226	11,053
Maintenance		2,361	1,702
Aircraft and traffic servicing		3,974	3,426
Promotion and sales		1,565	1,460
General and administrative		839	697
Depreciation and amortisation		2,546	2,453
Others		63	56

Total operating expenses		24,574	20,847

Operating loss		(18)	(243)

		Six months ended 30 June
		2007	2006
	Note	RMB million	RMB million

Non-operating income/(expenses)
Interest income		16	18
Interest expense	6	(1,132)	(1,004)
Share of associates’ results		32	4
Share of jointly controlled entities’ results		51	78
Gain on derivative financial instruments, net		69	-
Gain on sale of property, plant and equipment, net		80	-
Exchange gain, net		1,266	279
Others, net		84	95

Total net non-operating income/(expense)		466	(530)

Profit/(loss) before taxation		448	(773)
Income tax expense	5	(222)	(11)

Profit/(loss) for the period	6	226	(784)

Attributable to:
Equity shareholders of the Company		168	(825)
Minority interests		58	41

Profit/(loss) for the period		226	(784)

Earnings/(loss) per share	8
Basic		RMB0.04	RMB(0.19)
Diluted		RMB0.04	RMB(0.19)

CONSOLIDATED BALANCE SHEET
at 30 June 2007 - unaudited
(Expressed in Renminbi)
		At 30 June	At 31 December
		2007	2006
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment, net	9	58,073	56,335
Construction in progress		1,230	911
Lease prepayments		506	493
Interest in associates		177	149
Interest in jointly controlled entities		921	870
Other investments in equity securities		330	330
Lease and equipment deposits		9,254	9,458
Deferred tax assets		195	95
Other assets		240	260

		70,926	68,901

Current assets
Inventories		1,347	1,315
Financial assets		21	-
Trade receivables	10	1,776	1,512
Other receivables		939	879
Prepaid expenses and other current assets		623	585
Amounts due from related companies		150	128
Cash and cash equivalents		3,551	2,264

		8,407	6,683

Current liabilities
Financial liabilities		13	26
Bank and other loans	11	24,369	23,822
Obligations under finance leases		2,974	3,091
Trade and bills payables	12	1,426	1,909
Sales in advance of carriage		1,542	1,436
Taxes payable		256	126
Amounts due to related companies		138	254
Accrued expenses		6,830	5,463
Other liabilities		2,776	2,736

		40,324	38,863

Net current liabilities		(31,917)	(32,180)

Total assets less current liabilities		39,009	36,721

		At 30 June	At 31 December
		2007	2006
	Note	RMB million	RMB million

Non-current liabilities and deferred items
Bank and other loans	11	10,590	10,018
Obligations under finance leases		13,709	12,307
Provision for major overhauls		832	805
Provision for early retirement benefits		279	306
Deferred credits		750	792
Deferred tax liabilities		502	372

		26,662	24,600

Net assets		12,347	12,121

Capital and reserves
Share capital		4,374	4,374
Reserves	13	5,982	5,814

Total equity attributable to equity shareholders
of the Company		10,356	10,188

Minority interests		1,991	1,933

Total equity		12,347	12,121

Notes:

1 Basis of preparation

This interim financial report of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 “Interim financial reporting” (“IAS 34”) adopted by the International Accounting Standards Board (“IASB”). It was authorised for issuance on 20 August 2007.

At 30 June 2007, the Group’s current liabilities exceeded its current assets by RMB31,917 million, which include current instalments of bank and other loans and obligations under finance leases of RMB27,343 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfil the Group’s short term obligations and capital expenditure requirements. Accordingly, the interim financial report has been prepared on a basis that the Group will be able to continue as a going concern.

The interim financial report has been prepared in accordance with substantially the same accounting policies adopted in the 2006 annual financial statements. Please refer to Note 2 for the discussion of new and revised International Financial Reporting Standards (“IFRSs”) adopted by the Group in 2007.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing this interim financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the 2006 annual financial statements.

The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs. IFRSs include International Accounting Standards (“IAS”) and related interpretations.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standards on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity” issued by the Hong Kong Institute of Certified Public Accountants.

The financial information relating to the financial year ended 31 December 2006 that is included in the interim financial report as being previously reported information does not constitute the Group’s annual financial statements prepared under IFRSs for that financial year but is derived from those financial statements. The Group’s annual financial statements for the year ended 31 December 2006 are available at the Company’s registered office. The independent auditor has expressed an unqualified opinion on those financial statements in the audit report dated 16 April 2007.

2  New and revised IFRSs

The IASB has issued a number of new and revised IFRSs that are effective or available for early adoption for the current accounting period of the Group. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group’s annual financial statements prepared under IFRSs for the year ending 31 December 2007, on the basis of IFRSs currently in issue.

The IFRSs that will be effective or are available for voluntary early adoption in the annual financial statements prepared under IFRSs for the year ending 31 December 2007 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim financial report. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The adoption of these new and revised IFRSs did not result in significant changes to the Group’s accounting policies applied in this interim financial report for the periods presented.

3  Revenue and segment reporting

The Group operates principally as a single business segment for the provision of air transportation services.

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax.

Geographic information about the Group’s turnover and operating profit/(loss) are analysed as follows:

	For the six months ended 30 June
		Hong Kong
	Domestic	and Macau	International	Total
	RMB million	RMB million	RMB million	RMB million

2007
Traffic revenue	19,165	571	4,350	24,086
Other operating revenue	470	-	-	470

Turnover	19,635	571	4,350	24,556

Operating profit/(loss)	512	(19)	(511)	(18)

2006
Traffic revenue	16,017	674	3,532	20,223
Other operating revenue	381	-	-	381

Turnover	16,398	674	3,532	20,604

Operating profit/(loss)	266	(63)	(446)	(243)

4  Seasonality of operations

Owing to the summer holiday period in July and August, the Group on average experiences higher traffic demands in the second half of the year. As a result, the first half year typically reports lower revenues and results than the second half.

5  Income tax expense

	Six months ended 30 June
	2007	2006
	RMB million	RMB million

PRC income tax	192	5
Deferred tax	30	6

Income tax expense	222	11

The statutory income tax rate in the PRC is 33%. The Company is taxed at a preferential rate of 18% and certain branches are taxed at rates ranging from 15% to 33%. The subsidiaries of the Group are taxed at rates ranging from 15% to 33%.

On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”) which will take effect on 1 January 2008. As a result of the new tax law, the statutory income tax rate currently adopted by the Company and its subsidiaries will change from 33% to 25% with effect from 1 January 2008 over a five-year transitional period. The existing preferential tax rates currently enjoyed by the Company and its subsidiaries will also be gradually migrated to the new standard rate of 25% over a five-year transitional period. As the detailed instruction for the transition to the new tax rate is yet to be issued, the Group estimated that the applicable income tax rate under the preferential tax policy will be expired at the shorter of the existing preferential tax period and the five-year transitional period. The change in the carrying amount of the deferred tax assets and liabilities, as a result of the change in tax rate, is reflected in the interim financial report of the Group for the six months ended 30 June 2007.

In respect of the Group’s overseas airline operations, the Group has either obtained exemptions from overseas  taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas  tax has been made for both the current and prior periods.

6  Profit/(loss) for the period

	Six months ended 30 June
	2007	2006
	RMB million	RMB million

Profit/(loss) for the period is arrived at after charging/(crediting):

Interest on bank and other loans	1,049	836
Finance charges on obligations under finance leases	363	272
Less: borrowing costs capitalised	(280)	(104)

	1,132	1,004

Jet fuel costs	8,598	7,080
Depreciation
- Owned assets	1,779	1,651
- Assets acquired under finance leases	756	811
Amortisation of deferred credits	(42)	(26)
Other amortisation	11	16
Operating lease charges
- Aircraft and flight equipment	1,801	1,418
- Land and buildings	159	148
Staff costs	2,576	2,124
Share of associates’ taxation	5	5
Share of jointly controlled entities’ taxation	11	9
Dividend income from unlisted securities	-	(1)

7  Dividends

The Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 June 2007. No interim dividend was paid in respect of the six months ended 30 June 2006.

8  Earnings/(loss) per share

The calculation of basic earnings/(loss) per share for the six months ended 30 June 2007 is based on the profit attributable to equity shareholders of the Company of RMB168 million (six months ended 30 June 2006: loss of RMB825 million) and the weighted average number of shares in issue during the period of 4,374 million (six months ended 30 June 2006: 4,374 million).

The amount of diluted earnings/(loss) per share is the same as basic earnings/(loss) per share as there were no dilutive potential ordinary shares in existence during both the current and prior periods.

9  Property, plant and equipment, net

During the six months ended 30 June 2007, the Group acquired aircraft with an aggregate cost of RMB3,910 million (six months ended 30 June 2006: RMB395 million).

10  Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses for bad and doubtful debts, is set out below:

	At	At
	30 June	31 December
	2007	2006
	RMB million	RMB million

Within 1 month	1,419	1,355
More than 1 month but less than 3 months	321	131
More than 3 months but less than 12 months	33	24
More than 12 months	3	2

	1,776	1,512

11   Bank and other loans

Bank and other loans are analysed as follows:

	At	At
	30 June	31 December
	2007	2006
	RMB million	RMB million

Non-interest bearing and unsecured	22	22
Interest bearing and secured	9,113	8,726
Interest bearing and unsecured	25,824	25,092

Total bank and other loans	34,959	33,840
Less: loans due within one year classified as current liabilities	(24,369)	(23,822)

	10,590	10,018

12   Trade and bills payables

The ageing analysis of trade and bills payables is as follows:

	At	At
	30 June	31 December
	2007	2006
	RMB million	RMB million

Within 1 month	803	1,125
More than 1 month but less than 3 months	257	448
More than 3 months but less than 6 months	366	336

	1,426	1,909

13   Reserves

No transfer to statutory reserves has been made during the six months ended 30 June 2007 (six months ended 30 June 2006: Nil).

14  Commitments

(a)  Capital commitments

At 30 June 2007, the Group had capital commitments as follows:

	At	At
	30 June	31 December
	2007	2006
	RMB million	RMB million

Commitments in respect of aircraft and flight equipment
- authorised and contracted for	56,480	66,881

Other commitments
- authorised and contracted for	485	420
- authorised but not contracted for	1,808	1,404

	2,293	1,824

	58,773	68,705

(b)  Investing commitments

At 30 June 2007, the Group was committed to make capital contributions of RMB83 million and RMB720 million to a jointly controlled entity and a subsidiary respectively (31 December 2006: RMB83 million to a jointly controlled entity).

15   Material related party transactions

(a)  Key management personnel remuneration

Key management personnel receive compensation in the form of fees, salaries, allowances, benefits in kind, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB2,188,000 for the six months ended 30 June 2007 (six months ended 30 June 2006: RMB2,112,000). Such remuneration is included in “staff costs” as disclosed in Note 6.

(b)  Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff.

(c)  Transactions with China Southern Air Holding Company (“CSAHC”) and its affiliates (the “CSAHC Group”), and associates and jointly controlled entities of the Group

	Six months ended 30 June
	2007	2006
	RMB million	RMB million

Expenses paid to the CSAHC Group

Handling charges	9	14
Air catering supplies	93	90
Commission expense	7	21
Sundry aviation supplies	23	29
Lease charges for land and buildings	50	45
Property management fee	13	9

Expenses paid to an associate and jointly controlled entities

Repairing charges	671	617
Flight simulation service charges	54	73
Ground service charges	19	24
Interest expense	7	6

Income from an associate and jointly controlled entities

Rental income	16	16
Interest income	3	3

(d)  Balances with the CSAHC Group, and associates and jointly controlled entities of the Group

	At	At
	30 June	31 December
	2007	2006
	RMB million	RMB million

Receivables

The CSAHC Group	5	4
An associate	5	2
Jointly controlled entities	140	122

Payables

The CSAHC Group	107	178
Jointly controlled entities	31	87

Amounts due from/to the CSAHC Group, and associates and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

(e)  Loans from and deposits placed with China Southern Airlines Group Finance Company Limited (“SA Finance”) (a PRC authorised financial institution controlled by CSAHC and an associate of the Group)

At 30 June 2007, loans from SA Finance amounted to RMB270 million (31 December 2006: RMB300 million). The loans are unsecured, interest bearing at floating interest rates as published by the People’s Bank of China (“PBOC”) and are repayable within one year. The loans are guaranteed by CSAHC (included in the amount as disclosed in Note (f) below).

At 30 June 2007, the Group’s deposits with SA Finance amounted to RMB875 million (31 December 2006: RMB629 million). The applicable interest rates were determined in accordance with the rates published by the PBOC.

(f)   Guarantees from CSAHC and SA Finance

Certain bank loans were guaranteed by the following parties:

	At	At
	30 June	31 December
	2007	2006
	RMB million	RMB million

CSAHC	1,297	1,484
SA Finance	4	5

(g)  Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (“state-controlled entities”) through its government authorities, agencies, affiliations and other organisations.

Other than those disclosed in this interim financial report, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

—    Transportation services;
—    Leasing arrangements;
—    Purchase of equipment;
—    Purchase of ancillary materials and spare parts;
—    Ancillary and social services; and
—    Financial services arrangement.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group’s pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors of the Company are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i)  The Group’s transactions with other state-controlled entities, including state-controlled banks in the PRC

	Six months ended 30 June
	2007	2006
	RMB million	RMB million

Jet fuel cost	6,934	5,619
Interest income	10	13
Interest expense	921	597

(ii)  The Group’s balances with other state-controlled entities, including state-controlled banks in the PRC

	At	At
	30 June	31 December
	2007	2006
	RMB million	RMB million

Cash and deposits at bank	2,266	1,434
Short-term bank loans and current portion of long-term
bank loans	22,962	21,209
Long-term bank loans, less current portion	8,879	8,223

(iii) Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	At	At
	30 June	31 December
	2007	2006
	RMB million	RMB million

Guarantees on certain bank loans of the Group	62	201
Guarantees on certain documentary letters of credit
issued by the Group	177	-

(h)   Loan from a minority shareholder

At 30 June 2007, loan from a minority shareholder amounted to RMB19 million (31 December 2006: RMB19 million). The loan is unsecured, interest free and repayable within five years.

16  Contingent liabilities

A writ of summons was issued on 30 May 2007 by two sales agents in Taiwan (the “plaintiffs”) against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the “cooperative agreement”). The plaintiffs have made a claim against the Company for a total sum of approximately RMB107 million mainly in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan during the period from 1 September 2004 to 31 August 2006. The plaintiffs have also claimed against the Company for an unspecified compensation for early termination of the cooperative agreement.

The directors of the Company consider that, given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims with reasonable certainty at this stage. However, the directors of the Company are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. The directors of the Company consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

17   Post balance sheet events

On 16 July 2007, the Company entered into a purchase agreement with Airbus SNC for the purchase of twenty Airbus A320 series aircraft scheduled for deliveries from 2009 to 2010. According to the information provided by Airbus SNC, the catalogue price for one Airbus A320 series aircraft is in the range from US$66.5-85.9 million.

On 16 July 2007, Xiamen Airlines Company Limited, a subsidiary of the Company, entered into a purchase agreement with Boeing Company for the purchase of twenty-five Boeing B737-800 series aircraft scheduled for deliveries from 2011 to 2013. According to the information provided by Boeing Company, the catalogue price for one Boeing B737-800 series aircraft is in the range of US$70.5-79 million.

On 14 August 2007, the Company entered into agreements with CSAHC, pursuant to which the Company agreed to acquire and CSAHC agreed to sell (1) the entire equity interest in China Southern Airlines Group Air Catering Company Limited; (2) certain assets of Guangzhou BiHuaYuan Training Centre including certain properties and office facilities; and (3) certain assets of Nan Lung Travel & Express (Hong Kong) Limited, including certain properties and office facilities and the 51% equity interest in Nan Lung International Freight Limited, for a total consideration of RMB270 million.

On 14 August 2007, the Company entered into an agreement with CSAHC, pursuant to which the Company agreed to sell and CSAHC agreed to acquire the 90% equity interest in Guangzhou Aviation Hotel for a consideration of RMB75 million.

On 20 August 2007, the Company entered into a purchase agreement with Boeing Company for the purchase of fifty-five Boeing 737-700 and Boeing 737-800 aircraft scheduled for deliveries from 2011 to 2013. According to the information provided by Boeing Company, the catalogue prices for one Boeing B737-700 and one B737-800 aircraft are in the range of US$57-67.5 million and US$70.5-79 million respectively.

B. Prepared in accordance with PRC Accounting Standards for Business Enterprises (2006) (“PRC GAAP”)

CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2007 - unaudited
(Expressed in Renminbi)
	Six months ended 30 June
	2007	2006
	RMB million	RMB million

Operating revenue	25,210	21,144
Less: Cost of operations	21,971	18,686
Business taxes and surcharges	699	548
Selling expenses	1,605	1,488
General and administrative expenses	818	690
Financial expenses/(income)	(104)	752
Add: Gain in change of fair value of derivative
financial instruments	34	-
Investment income	118	80
Including: share of associates’ and jointly
controlled entities’ results	83	82

Operating income/(loss)	373	(940)
Add: Non-operating income	263	153
Less: Non-operating expenses	13	8
Including: loss on disposal of non-current assets	3	1

Profit/(loss) before taxation	623	(795)
Less: Income tax	251	9

Net profit/(loss) for the period	372	(804)

Net profit/(loss) attributable to
Equity shareholders of the Company	308	(854)
Minority interests	64	50

Earnings/(loss) per share
Basic	RMB0.07	RMB(0.20)
Diluted	RMB0.07	RMB(0.20)

CONSOLIDATED BALANCE SHEET
At 30 June 2007 - unaudited
(Expressed in Renminbi)
	At	At
	30 June 2007	31 December 2006
	RMB million	RMB million

Assets

Current assets
Cash at bank and on hand	3,551	2,264
Trading financial assets	21	-
Trade receivables	1,781	1,512
Payments in advance	641	603
Dividends receivable	33	33
Other receivables	1,029	956
Inventories	1,347	1,315

Total current assets	8,403	6,683

Non-current assets
Long-term receivables	29	29
Long-term equity investments	1,455	1,375
Investment properties	201	206
Fixed assets	57,741	55,834
Construction in progress	9,766	9,591
Intangible assets	712	713
Equipment lease deposits	723	783
Long-term deferred expenses	62	38
Deferred tax assets	188	115

Total non-current assets	70,877	68,684

Total assets	79,280	75,367

	At	At
	30 June 2007	31 December 2006
	RMB million	RMB million

Liabilities and shareholders’ equity

Current liabilities
Short-term loans	22,134	19,907
Trading financial liabilities	13	26
Trade payables	6,808	6,028
Sales in advance of carriage	1,542	1,436
Wages and other welfare payables	1,020	952
Taxes payable	692	526
Interest payable	445	449
Other payables	2,451	2,528
Long-term liabilities due within one year	5,188	6,964

Total current liabilities	40,293	38,816

Non-current liabilities
Long-term loans	10,590	10,018
Obligations under finance leases	13,709	12,307
Provision for major overhauls	832	805
Deferred credits	750	792
Other provisions	287	314
Deferred tax liabilities	506	374

Total non-current liabilities	26,674	24,610

Total liabilities	66,967	63,426

Shareholders’ equity
Share capital	4,374	4,374
Capital reserve	5,898	5,898
Surplus reserve	732	732
Retained profit/(accumulated losses)	(693)	(1,001)

Total equity attributable to equity shareholders
of the Company	10,311	10,003

Minority interests	2,002	1,938

Total equity	12,313	11,941

Total liabilities and equity	79,280	75,367

C.  Effects of significant differences between financial statements prepared in accordance with PRC GAAP and IFRSs

(A)  Effects of significant differences between PRC GAAP and IFRSs on net results are analysed as follows:

	Six months ended 30 June
	2007	2006
	RMB Million	RMB Million

Net profit/(loss) attributable to equity
shareholders of the Company in the
financial statements prepared under
PRC GAAP	308	(854)
Adjustments:
Losses on staff housing benefits	(12)	(13)
Revaluation of land use rights	1	2
Capitalisation of overhaul costs	(162)	49
Effect of minority interests of the
above adjustments	4	-
Effect of the above adjustments on taxation	29	(9)

Net profit/(loss) attributable to equity
shareholders of the Company in
financial Statements prepared under IFRSs	168	(825)

(B)  Effects of significant differences between PRC GAAP and IFRSs on shareholders’ equity are analysed as follows:

	At	At
	30 June	31 December
	2007	2006
	RMB Million	RMB Million

Total equity attributable to equity
shareholders of the Company in the
financial statements prepared under
PRC GAAP	10,311	10,003
Adjustments:
Losses on staff housing allocations	132	144
Revaluation of land use rights	(153)	(154)
Capitalisation of overhaul costs	86	248
Government grants	(43)	(43)
Effect of minority interests of the
above adjustments	12	8
Effect of the above adjustments on taxation	11	(18)

Total equity attributable to equity shareholders
of the Company in the financial
statements prepared under IFRSs	10,356	10,188

OPERATING DATA SUMMARY

	Six months		2007 vs 2006
	ended 30 June		Increase/
	2007	2006	(decrease)	(%)

Capacity
Available seat kilometres
(ASKs) (million)
- Domestic	42,724	36,924	5,800	15.7
- Hong Kong and Macau	954	1,328	(374)	(28.2)
- International	8,886	7,138	1,748	24.5

Total	52,564	45,390	7,174	15.8

Available tonne kilometres
(ATKs) (million)
- Domestic	4,972	4,314	658	15.3
- Hong Kong and Macau	107	161	(54)	(33.5)
- International	1,684	1,418	266	18.8

Total	6,763	5,893	870	14.8

Kilometres flown (thousand)	324,499	278,044	46,455	16.7

Hours flown (thousand)	518	438	80	18.3

Number of landing and takeoff (thousand)	262	225	37	16.4

Traffic
Revenue passenger kilometres
(RPKs) (million)
- Domestic	31,570	26,605	4,965	18.7
- Hong Kong and Macau	595	805	(210)	(26.1)
- International	5,622	4,680	942	20.1

Total	37,787	32,090	5,697	17.8

Revenue tonne kilometres
(RTKs) (million)
- Domestic	3,334	2,849	485	17.0
- Hong Kong and Macau	59	83	(24)	(28.9)
- International	857	776	81	10.4

Total	4,250	3,708	542	14.6

	Six months		2007 vs 2006
	ended 30 June		Increase/
	2007	2006	(decrease)	(%)

Passenger tonne kilometres
(million)
- Domestic	2,814	2,375	439	18.5
- Hong Kong and Macau	53	72	(19)	(26.4)
- International	500	416	84	20.2

Total	3,367	2,863	504	17.6

Cargo and mail tonne kilometres
(million)
- Domestic	520	474	46	9.7
- Hong Kong and Macau	6	11	(5)	(45.5)
- International	357	360	(3)	(0.8)

Total	883	845	38	4.5

Passengers carried (thousand)
- Domestic	23,789	20,294	3,495	17.2
- Hong Kong and Macau	673	792	(119)	(15.0)
- International	1,979	1,600	379	23.7

Total	26,441	22,686	3,755	16.6

Cargo and mail carried
(thousand tonne)
- Domestic	340	309	31	10.0
- Hong Kong and Macau	6	9	(3)	(33.3)
- International	57	58	(1)	(1.7)

Total	403	376	27	7.2

Load factors
Passenger load factor
(RPK/ASK) (%)
- Domestic	73.9	72.1	1.8	2.5
- Hong Kong and Macau	62.4	60.6	1.8	3.0
- International	63.3	65.6	(2.3)	(3.5)

Total	71.9	70.7	1.2	1.7

	Six months		2007 vs 2006
	ended 30 June		Increase/
	2007	2006	(decrease)	(%)

Average load factor
(RTK/ATK) (%)
- Domestic	67.1	66.0	1.1	1.7
- Hong Kong and Macau	55.1	51.6	3.5	6.8
- International	50.9	54.7	(3.8)	(6.9)

Total	62.8	62.9	(0.1)	(0.2)

Breakeven load factor (%)	64.1	64.9	(0.8)	(1.2)

Yield
Yield per RPK (RMB)
- Domestic	0.58	0.57	0.01	1.8
- Hong Kong and Macau	0.91	0.77	0.14	18.2
- International	0.62	0.58	0.04	6.9

Total	0.59	0.58	0.01	1.7

Yield per cargo and
mail tonne kilometre (RMB)	1.92	1.89	0.03	1.6

Yield per RTK (RMB)
- Domestic	5.75	5.62	0.13	2.3
- Hong Kong and Macau	9.66	8.12	1.54	19.0
- International	5.08	4.55	0.53	11.6

Total	5.67	5.45	0.22	4.0

Fleet
Total number of aircraft at period end
- Boeing	173	143	30	21.0
- Airbus	109	85	24	28.2
- McDonnell Douglas	25	36	(11)	(30.6)
- Others	11	11	-	-

Total	318	275	43	15.6

Aircraft utilisation rate (hours per day)	9.39	9.53	(0.14)	(1.5)

Financial
Operating cost per ASK (RMB)	0.47	0.46	0.01	2.2
Operating cost per ATK (RMB)	3.63	3.54	0.09	2.5

REVIEW AND PROSPECTS

In the first half of 2007, the Group continued to implement its strategy on scheduled flight network optimisation and hub development, as well as striving to enhance service quality so as to satisfy customer needs and meet the entrance requirements of the international airlines alliances. Meanwhile, the Group continued to strengthen budget management and cost controls; to rationalise the way of acquiring aircraft so as to maintain a healthy gearing level and reduce financing costs; and to optimise the management performance assessment system based on efficiency of operation, thereby elevating the overall operating level and performance benchmarks of the Group.

The reporting period was characterised by a persistent strong national economy, a stable increase of market demand and an appreciation of Renminbi against major currencies such as US dollar. With assuring flight safety as the premise, the Group recorded a total traffic turnover of 4,250 million tonne kilometres and carried 26.4 million passengers and handled 403,000 tonnes of cargo and mail, representing increases of 14.6%, 16.6% and 7.2% respectively as compared to the corresponding period of last year. The passenger load factor was 71.9%, representing an increase of 1.7% as compared to the corresponding period of last year. Operating revenue was RMB24,556 million for the first half year, representing an increase of 19.2% as compared to the corresponding period of last year while profit attributable to equity shareholders of the Company was RMB168 million as compared with a loss of RMB825 million for the corresponding period of last year.

During the reporting period, the Company has recorded 4,000,000 safety flying hours and was granted the Four Stars Award by Civil Aviation Administration of China for flight safety, which is the highest award in the civil aviation industry in the PRC.

An adjustment was made by the government on fuel surcharge on domestic routes at the beginning of the year: fuel surcharge was revised from RMB60 to RMB50 per passenger for flight distance under 800 km and from RMB100 to RMB80 per passenger for flight distance above 800 km (inclusive), which came into effect on 21 January 2007. However, jet fuel prices in the PRC in average were higher than those in the same period of last year. As a result of surging jet fuel prices and downward adjustments on fuel surcharges, the Group was subject to greater pressure on operating cost. To alleviate such pressure, the Company has strived to optimise its flight structure and deployment, enhance overall income level, adopt various measures to minimise fuel wastage and employ various financial derivative instruments.

The Group continued to push forward its implementation of the “dual-hub” operating strategy. Through building Beijing and Guangzhou as its regional hubs, the Company strived to enlarge its service network to provide better air transportation solutions for its existing and potential customers. During the reporting period, the Group launched 56 new flight routes, including 9 international flight routes. On 16 June 2007, Chongqing Airlines, a joint venture established by the Group and Chongqing Development and Investment Co., Ltd., was formally established, in which the Company holds 60% of its equity interests. The first flight of Chongqing Airlines was launched in July 2007, which added new momentum to the Group’s development in the central and western regions of the PRC. With a view to achieving economies of scale of its air cargo transportation, the Group is actively seeking cooperation with members of the SkyTeam Alliance to increase the proportion of air cargo in the overall transportation business. An Airbus A300-600 aircraft, the first passenger aircraft being converted into cargo aircraft, will also come into operation for cargo transportation during the year.

To enhance the quality of service, the Group, while improving its flight punctuality rates and inflight services, is the first among its peers to offer premium services such as boarding registration through internet and mobile phone, which was well received by its customers.

During the reporting period, various preparation work for admission to the SkyTeam Alliance has progressed smoothly, and the Company aims to be admitted by the end of this year. The membership will facilitate the Company to benefit from the rapid growth in air transportation demand as a result of the development of the global economy, thereby leading the Group to become an international airline with promising growth.

For the period under review, the Group’s total traffic revenue was RMB24,086 million, an increase of RMB3,863 million or 19.1% from the same period last year. Meanwhile, the Group’s total traffic volume increased by 14.6% to 4,250 million RTKs. The aggregate utilisation rate of the Group’s Boeing and Airbus aircraft was 9.39 hours per day for the period under review, a decrease of 0.14 hours or 1.5% from the same period last year.

Passenger revenue for the period under review was RMB22,392 million, up 20.2% from the same period last year, representing 93.0% of the Group’s total traffic revenue. Passenger traffic volume increased by 17.8% to 37,787 million RPKs.

Domestic passenger revenue was RMB18,357 million, up 20.1% from the same period last year. Domestic passenger revenue accounted for 82.0% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 15.7% while passenger traffic volume, in terms of RPKs, increased by 18.7% from the same period last year, resulting in an increase in passenger load factor of 1.8 percentage points to 73.9%. During the reporting period, the passenger yield per RPK increased by 1.8% from RMB0.57 to RMB0.58.

On Hong Kong and Macau routes, the Group recorded passenger revenue of RMB540 million, a decrease of 12.3% from same period last year. Hong Kong and Macau passenger revenue accounted for 2.4% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 28.2% while passenger traffic volume, in terms of RPKs decreased by 26.1% from the same period last year, resulting in an increase in passenger load factor of 1.8 percentage points to 62.4%. The passenger yield per RPK increased by 18.2% to RMB0.91.

Passenger revenue for the Group’s international routes amounted to RMB3,495 million, an increase of 28.0% from the same period last year. International passenger revenue accounted for 15.6% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 24.5% while passenger traffic volume, in terms of RPKs, increased by 20.1% from the same period last year, resulting in a decrease in passenger load factor of 2.3 percentage points to 63.3%. The passenger yield per RPK increased by 6.9% to RMB0.62.

Cargo and mail revenue was RMB1,694 million, an increase of 6.1% from the same period last year. Cargo and mail revenue accounted for 7.0% of total traffic revenue. Cargo and mail volume grew by 4.5% to 883 million RTKs from the same period last year, mainly due to the increasing traffic demand. The overall yield per cargo and mail tonne kilometre increased by 1.6% to RMB1.92.

Total operating expenses increased by 17.9% to RMB24,574 million from the same period last year, primarily due to the increase in fuel cost, landing and navigation fees, maintenance expenses, aircraft operating lease charge and depreciation resulting from the increase in traffic volume and fleet expansion during the period under review.

Flight operations expenses increased by 19.7% to RMB13,226 million from the same period last year. Of these expenses, fuel cost was RMB8,598 million, up 21.4% from the same period last year, mainly as a result of increases in fuel consumption and fuel prices. Aircraft operating lease charges increased by 27.0% to RMB1,801 million, mainly attributable to additional rental payments for new aircraft under operating leases. Air catering expenses increased by 9.9% to RMB608 million, primarily as a result of an increase in number of passengers carried during the period under review.

Maintenance expenses increased by 38.7% to RMB2,361 million, mainly due to an increase in general repair as a result of increase in flying hours during the period under review.

Aircraft and traffic servicing expenses increased by 16.0% to RMB3,974 million from the same period last year, reflecting primarily an increase in number of landing and takeoffs.

Promotion and sales expenses increased by 7.2% to RMB1,565 million from the same period last year, primarily as a result of an increase in traffic volume.

General and administrative expenses increased by 20.4% to RMB839 million from the same period last year, due mainly to an increase in the scale of operations.

As compared with the same period last year, depreciation and amortisation expenses increased by 3.8% to RMB2,546 million, reflecting primarily the effect of scheduled aircraft delivered during the second half of 2006 and the period under review.

Interest expense increased by 12.7% to RMB1,132 million in the period under review, primarily reflecting an increase in the balance of loan borrowings and average interest rate.

The Group recorded a net exchange gain of RMB1,266 million, mainly resulted from Renminbi appreciation during the period under review. Such amount represents mainly unrealised translation exchange gain on period end foreign currency denominated liabilities.

As a result of the aforementioned factors, for the six months ended 30 June 2007, the Group recorded a net profit attributable to equity shareholders of the Company of RMB168 million, as compared to a net loss attributable to equity shareholders of the Company of RMB825 million for the same period last year.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30 June 2007, the Group’s current liabilities exceeded its current assets by RMB31,917 million, which include current instalments of bank and other loans and obligations under finance leases of RMB27,343 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfil the Group’s short term obligations and capital expenditure requirements.

As at 30 June 2007, the Group’s borrowings totalled RMB51,642 million, an increase of RMB2,404 million from RMB49,238 million as at 31 December 2006. The majority of such borrowings were denominated, to a large extent, in United States dollars and, to a smaller extent, in Japanese yen, Renminbi and Hong Kong dollars, with 24.3% of the total balance being fixed interest rate borrowings. Of such borrowings, RMB27,343 million, RMB5,822 million, RMB3,964 million, RMB2,109 million and RMB12,404 million will be repayable in the twelve months ending 30 June 2008, 2009, 2010, 2011, 2012 and thereafter respectively. As at 30 June 2007, cash and cash equivalents of the Group totalled RMB3,551 million, an increase of RMB1,287 million from RMB2,264 million as at 31 December 2006. Of such balance, 28.4% was denominated in foreign currencies. Net debts (total borrowings net of cash and cash equivalents) increased by 2.4% to RMB48,091 million from RMB46,974 million as at 31 December 2006.

As at 30 June 2007, total equity attributable to equity shareholders of the Company amounted to RMB10,356 million, an increase of RMB168 million from RMB10,188 million as at 31 December 2006, reflecting the profit attributable to equity shareholders of the Company recorded for the period under review. Total equity as at 30 June 2007 amounted to RMB12,347 million (As at 31 December 2006: RMB12,121 million).

Ratio of net debt to total equity of the Group as at 30 June 2007 and as at 31 December 2006 were both 3.9 times.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency as substantially all of the Group’s lease obligations and bank loans are denominated in foreign currencies. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and US dollar exchange rate has gradually declined against the Renminbi.

Jet fuel price risk

The Group allows for the judicious use of approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of surge of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the possibility of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

CHARGES ON ASSETS

As at 30 June 2007, certain aircraft of the Group with an aggregate carrying value of approximately RMB33,299 million (31 December 2006: RMB30,075 million) were mortgaged under certain loan and lease agreements.

CAPITAL AND INVESTING COMMITMENTS

As at 30 June 2007, the Group had capital commitments of approximately RMB58,773 million. Of such amounts, RMB56,480 million was related to the acquisition of aircraft and flight equipment and RMB2,293 million for other projects.

As at 30 June 2007, the Group was committed to make capital contributions of approximately RMB83 million and RMB720 million to a jointly controlled entity and a subsidiary respectively.

CONTINGENT LIABILITIES
A writ of summons was issued on 30 May 2007 by two sales agents in Taiwan (the “plaintiffs”) against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the “cooperative agreement”). The plaintiffs have made a claim against the Company for a total sum of approximately RMB107 million mainly in respect of the alleged non-payment of sales commission on air tickets sold in Taiwan during the period from 1 September 2004 to 31 August 2006. The plaintiffs have also claimed against the Company for an unspecified compensation for early termination of the cooperative agreement.

The directors of the Company consider that, given the nature of the claims and the preliminary status of the proceedings, it is not possible to estimate the eventual outcome of the claims with reasonable certainty at this stage. However, the directors of the Company are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. The directors of the Company consider that the outstanding claim should have no material adverse effect on the financial position of the Group.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

In view of the stable growth of the PRC economy, it is anticipated that in the second half of 2007, domestic airlines will continue to benefit from the increasing market demand. However, persistent high oil prices and increasing market competition, as well as anticipated macro-economic control measures of the PRC government, will affect the operation of the industry to a certain extent. The Group will continue to appropriately implement its overall development strategies, proactively adjust itself to market needs, modify its flight network and capacity deployment, reinforce the market forecasting and revenue analysis of each route, and strengthen its sales and marketing efforts. The Group will strive to enhance its service quality whilst continuously improving its passenger load factor and yield, thereby achieving all operating targets for the year and benefiting from the stable economic growth of the PRC.

DIVIDENDS

The Board does not propose to declare an interim dividend for the year 2007.

STRUCTURE OF SHARE CAPITAL

As at 30 June 2007, the share capital of the Company comprised 4,374,178,000 shares, of which approximately 50.30% or 2,200,000,000 State-owned Shares were held by China Southern Air Holding Company (“CSAHC”), approximately 22.86% or 1,000,000,000 A Shares were held by the PRC investors and approximately 26.84% or 1,174,178,000 H Shares were held by Hong Kong and overseas investors.

Category of Shares	Number of shares held	Percentage to the total share capital
		(%)

State-owned Shares (held by CSAHC)	2,200,000,000	50.30%
H Shares	1,174,178,000	26.84%
A Shares	1,000,000,000	22.86%

Total share capital	4,374,178,000	100.00%

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2007, to the knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the directors, chief executives or supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the “SFO”) or otherwise persons who have an interest of 10% or more in the Company’s shares are as follows:

				% of the	% of the
				total issued	total issued
				H shares	share capital
Name of shareholder	Type of shareholding	Type of share	Number of shares held	of the Company	of the Company	Short position

CSAHC	Direct holding	State-owned Share	2,200,000,000	-	50.30%	-
HKSCC Nominees
Limited	Direct holding	H share	1,156,215,998	98.47%	26.43%	-

Notes:

Based on the information available to the directors and supervisors of the Company (including such information as was available on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and so far as the directors and supervisors of the Company are aware, as at 30 June 2007:

1.
Among the 1,156,215,998 H Shares held by HKSCC Nominees Limited, Li Ka-Shing Unity Trustcorp Limited had an interest in an aggregate of 193,877,000 H Shares of the Company (representing approximately 16.51% of its then total issued H Shares) in the capacity as beneficiary of a trust.

2.
Among the 1,156,215,998 H Shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 70,912,000 H Shares of the Company (representing approximately 6.04% of its then total issued H Shares). According to the information as disclosed in the website of the Hong Kong Stock Exchange and so far as the directors and supervisors of the Company are aware, J.P. Morgan Fleming Asset Management Holdings Inc. held its interest in the Company in the following manner:

(a)
70,162,000 H Shares, representing approximately 5.98% of the Company’s then total issued H Shares, were held in the capacity as beneficial owner by JF Asset Management Limited, which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.; and

(b)
750,000 H Shares, representing approximately 0.06% of the Company’s then total issued H Shares, were held in the capacity as investment manager by JF International Management Inc., which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.

3.
Among the 1,156,215,998 H Shares held by HKSCC Nominees Limited, 70,658,800 H Shares of the Company, representing approximately 6.02% of its then total issued H Shares, were held in the capacity as beneficial owner by JPMorgan Chase Bank. JPMorgan Chase Bank was wholly-owned by J.P. Morgan Chase & Co.

4.
Among the 1,156,215,998 H Shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H Shares of the Company (representing approximately 9.46% of its then total issued H Shares). According to the information as disclosed on the website of the Hong Kong Stock Exchange and so far as the directors and supervisors of the Company are aware, Morgan Stanley International Incorporated, held its interest in the Company in the following manner:

(a)
743,332 H Shares, representing approximately 0.06% of the Company’s then total issued H Shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

(b)
108,670,000 H Shares, representing approximately 9.25% of the Company’s then total issued H Shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

(c)
292,600 H Shares, representing approximately 0.02% of the Company’s then total issued H Shares, were held by Morgan Stanley Asset & Investment Trust Management Co. Limited, which was 100% held by Morgan Stanley International Incorporated;

(d)
714,000 H Shares, representing approximately 0.06% of the Company’s then total issue H Shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, which was 100% ultimately held by Morgan Stanley International Incorporated; and

(e)
702,000 H Shares, representing approximately 0.06% of the Company’s then total issued H Shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated.

According to the information as disclosed on the website of the Hong Kong Stock Exchange and so far as the directors and supervisors of the Company are aware, as at 30 June 2007, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares).

5.
Among the 1,156,215,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company’s then total issued H Shares, were held by Space Dragon Limited as beneficial owner, which was 100% held by Cheung Kong Investment Company Limited.

6.
Among the 1,156,215,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company’s then total issued H Shares, were held by Choicewell Limited as beneficial owner, which was ultimately 100% held by Hutchison Whampoa Limited.

Save as disclosed above, as at 30 June 2007, to the knowledge of the directors, chief executive and supervisors of the Company, no other person (other than the directors, chief executive or supervisors) had an interest or short position in the shares or underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO or otherwise had an interest of 10% or more in the Company’s shares.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the first half of 2007.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2007, none of the directors, chief executive or supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and Hong Kong Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to section 352 of the SFO or which were required to be notified to the Company and Hong Kong Stock Exchange pursuant to the “Model Code for Securities Transactions by Directors of the Listed Companies” in Schedule 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

HUMAN RESOURCES

As at 30 June 2007, the Group had an aggregate of 45,177 employees. The wages of the Group’s employees consist of basic salaries and bonuses.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 30 June 2007, the Group’s deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

THE MODEL CODE

Having made specific enquiries with all the directors of the Company, the directors of the Company have for the six months ended 30 June 2007 complied with the “Model Code for Securities Transactions by Directors of Listed Issuers” as set out in Appendix 10 of the Listing Rules. The Company has not adopted a code of conduct less stringent than the “Model Code for Securities Transactions by Directors of Listed Issuers” regarding securities transactions of the directors of the Company.

THE CODE OF CORPORATE GOVERNANCE PRACTICES

The directors of the Company consider that, for the six months ended 30 June 2007, the Group was in compliance with the Code of Corporate Governance Practices set out in Appendix 14 of the Listing Rules.

AUDIT COMMITTEE

The audit committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim report prepared in accordance with the International Financial Reporting Standards.

MATERIAL LITIGATION

Save as disclosed in contingent liabilities, the Company was not involved in any material litigation.

By order of the Board
Liu Shao Yong
Chairman of the Board

Guangzhou, the PRC
20 August 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

Documents available for inspection

Original copy of the Company’s 2007 interim report will be available at the company secretary office at No. 278, Ji Chang Lu, Guangzhou, the PRC.

A detailed interim results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be subsequently published on the Hong Kong Stock Exchange’s website in due course.